FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Settlement of patent litigation for Ultomiris

17 March 2022 07:00 GMT

AstraZeneca reaches settlement agreement resolving patent litigation related to Ultomiris

Alexion, AstraZeneca's Rare Disease group, has entered into a settlement agreement with Chugai Pharmaceutical Co., Ltd. (Chugai), resolving all patent disputes between the two companies related to Ultomiris (ravulizumab).

In accordance with the settlement agreement, Alexion and Chugai have taken steps to withdraw patent infringement proceedings filed with US District Court for the District of Delaware and Tokyo District Court.

Marc Dunoyer, Chief Executive Officer, Alexion, said: "With this settlement, we will continue to advance our Ultomiris development programmes in new indications and focus on our mission to transform the lives of people affected by rare diseases."

Financial considerations
Under the terms of the agreement, Alexion will make a single payment of $775m in the second quarter of 2022, for which a charge will be recognised through the non-core P&L in the first quarter of 2022. No further amounts are payable by either party. The settlement does not impact AstraZeneca's financial guidance for 2022.

Notes

Ultomiris patent proceedings
US
In November 2018, Chugai filed a lawsuit against Alexion in the Delaware District Court alleging that Ultomiris infringes US patent No. 9,890,377 held by Chugai. Upon issuance of US patent No. 10,472,623 in November 2019, Chugai filed a second lawsuit in the same court alleging that Ultomiris also infringes that patent. The two lawsuits were consolidated in December 2019.

Japan
In December 2018, Chugai filed a lawsuit in the Tokyo District Court against Alexion Pharma GK alleging that Ultomiris infringed two Japanese patents (Japanese Patent No. 4954326 and No. 641743) held by Chugai. Chugai's complaint sought unspecified damages and certain injunctive relief. Also beginning in 2016, Alexion had challenged the validity of four of Chugai's Japanese patents. The IP High Court in Japan had found these patents invalid. Chugai filed a correction of these patents with the Japanese Patent Office. The Japanese Patent Office found the corrected patents invalid, and Chugai appealed the Patent Office's decision to the IP High Court in Japan.

Europe
Beginning in 2016, Alexion challenged the validity of five of Chugai's European patents. One patent was maintained by the Opposition Division of the European Patent Office while four were revoked. Three of the five decisions by the Opposition Division have been appealed to the Boards of Appeal for the European Patent Office.

Ultomiris
Ultomiris (ravulizumab), the first and only long-acting C5 complement inhibitor, offers immediate, complete, and sustained complement inhibition. The medication works by inhibiting the C5 protein in the terminal complement cascade, a part of the body's immune system. When activated in an uncontrolled manner, the complement cascade over-responds, leading the body to attack its own healthy cells. Ultomiris is administered intravenously every eight weeks or, for paediatric patients less than 20kg, every four weeks, following a loading dose. Ultomiris is approved in the US for the treatment of adults and children (one month of age and older) with PNH; in the EU for adults, as well as for children (with a body weight of 10kg or above) and adolescents with PNH who experience haemolysis with clinical symptom(s) indicative of high disease activity, as well as for individuals who are clinically stable after having been treated with Soliris for at least the past six months; and in Japan as a treatment for adults with PNH. It is also approved in the US for aHUS to inhibit complement-mediated thrombotic microangiopathy in adult and paediatric (one month of age and older) patients, in the EU for the treatment of adults and children with a body weight of at least 10kg with aHUS, as well as in Japan for adults and children with aHUS.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for nearly 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 March 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary